Exhibit (a)(1)
Petrosearch Energy Corporation 675 Bering Drive, Suite 200 Houston, TX 77057 (713) 961-9337	FOR IMMEDIATE RELEASE

Investor Relations Contact (713) 961-9337 x45 Attn: David Collins

PETROSEARCH FILES 14D-9 RESPONSE TO TENDER OFFER

HOUSTON, TX – June 25, 2009 - Petrosearch Energy Corporation (OTCBB: PTSG) announced today that the it has filed a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) in response to the tender offer (“Offer”) commenced by Tiberius Capital, LLC and related parties (collectively, “Tiberius”) on June 22, 2009 described in their Schedule TO filed with the SEC.

After a thorough review and consideration of the Offer, the Board of Directors (“Board”) of the Company determined that the Offer is not in the best interests of the Company and its stockholders and recommends that the Company’s stockholders should reject the Offer and not tender their Shares in the Offer.  The Board further reaffirmed its approval of the previously announced merger agreement with Double Eagle Petroleum Co. (“Double Eagle”).

Following the Schedule TO filing by Tiberius, on June 23, 2009 Tiberius sent a letter to the Company proposing to meet with the Board.  Under the terms of the Double Eagle merger agreement, the Company may not discuss or negotiate unsolicited acquisition proposals received from third parties unless the Board determines that the proposal is reasonably likely to result in a superior proposal, as that term is defined in the merger agreement.  Based upon the terms of the Offer, and the other reasons enumerated in the Company’s Schedule 14D-9 for the Board’s recommendation to the Company’s stockholders, the Board has determined that the Offer is not reasonably likely to result in a superior proposal and therefore that it should not at this time engage Tiberius in discussions regarding the Offer.

Please see the Schedule 14D-9 filed with the SEC today for more detailed information regarding the Board’s recommendation.  A link to the filing can be found at the Company’s website at www.petrosearch.com or directly on the SEC’s website at www.sec.gov.

Exhibit (a) (1)

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Double Eagle has filed a registration statement on Form S-4 that contains the Company’s preliminary proxy statement and Double Eagle’s prospectus.  Stockholders of the Company and other interested persons are advised to read the preliminary proxy statement/prospectus, and all amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the merger with Double Eagle, because these will contain important information about Double Eagle, the Company and the proposed merger.  The Company expects to mail within the next few days the definitive proxy statements/prospectus to stockholders of record as of June 5, 2009.  Stockholders will also be able to obtain a copy of the definitive proxy statement/prospectus, without charge, at the SEC’s internet site at http://www.sec.gov or by directing a request to:  Petrosearch Energy Corporation, 675 Bering Drive, Suite 200, Houston, Texas 77057.

The identity of people who, under SEC rules, may be considered “participants in a solicitation” of proxies from stockholders of Petrosearch to approve the merger and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus.

About Petrosearch

Petrosearch Energy Corporation, a Nevada corporation with executive offices in Houston, Texas, is a resource based energy company with operations focused in the Anadarko basin of the North Texas Panhandle.  For more information please visit www.petrosearch.com.

Exhibit (a)(1)